================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                Amendment No. 1
                                       to
                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               AST RESEARCH, INC.
                           (Name of Subject Company)

                               AST RESEARCH, INC.
                       (Name of Person Filing Statement)

                     Common Stock, par value $.01 per share
                       (including the associated rights)
                         (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

                             Randall G. Wick, Esq.
                       Vice President and General Counsel
                               AST Research, Inc.
                              16215 Alton Parkway
                            Irvine, California 92718
                                 (714) 727-7777
          (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                with a copy to:

              Gary J. Singer, Esq.             Henry Lesser, Esq.
             O'Melveny & Myers LLP            Irell & Manella LLP
            610 Newport Center Drive          333 South Hope Street
                   Suite 1700                       Suite 3300
          Newport Beach, CA 92660-6429        Los Angeles, CA 90071
                (714) 760-9600                     (213) 620-1555
===============================================================================

        AST Research, Inc., a Delaware corporation ("AST" or the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, dated April 21, 1997, relating to the tender offer (the "Offer") by Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser" or "Samsung"), described in a Tender Offer Statement on Schedule 14D-1, dated April 21, 1997. The Offer by Samsung relates to the purchase of all outstanding common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between AST Research, Inc. and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of March 1, 1995, and the Second Amendment to Rights Agreement, dated as of April 15, 1997, not owned by Samsung or its affiliates at $5.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1997, of the Purchaser (the "Offer to Purchase"). The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of April 14, 1997, by and among Purchaser, AST Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser, and the Company. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Offer to Purchase.


ITEM 3. IDENTITY AND BACKGROUND.

        (b)(1) and (b)(2)

        These subsections are hereby amended and supplemented by addition of the following information to Schedule I hereto:

        AST announced on April 28, 1997 that Mr. Soon-Teak (S.T.) Kim was named President and Chief Executive Officer following the resignation of Mr. Young Soo (Y.S.) Kim from both posts. Mr. Y.S. Kim, who is resigning from these positions for personal reasons, will remain as an AST board member.

        Mr. S.T. Kim, 47, was appointed a member of the board of directors of AST on April 25, 1997. Before joining AST, Mr. S.T. Kim was Chief Executive Officer of Samsung Heavy Industries. From January 1995 Mr. S.T. Kim was Vice President of the Samsung Group Office of the Executive Staff, reporting directly to Samsung Chairman Kun-Hee Lee, and from March 1994 to January 1995, served on the Executive Staff as Senior Executive Manager. From January 1993 to March 1994 Mr. S.T. Kim served as the Senior Executive Manager of Samsung Display Devices Co., Ltd. Mr. S.T. Kim joined the Samsung Group in 1972 and was named a member of the Samsung Group Office of the Executive Staff in 1977. He holds a bachelor's degree in economics from Kyongbuk National University, located in Kyongbuk, Korea.

        Mr. S.T. Kim does not beneficially own any Shares or convertible securities that may be exercised for Shares.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

       This subsection is hereby amended and supplemented by addition of the following additional exhibit which is filed herewith:

Exhibit 60 Press Release, dated April 28, 1997, issued by AST Research, Inc., Ltd. and attached hereto.

                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 28, 1997           AST RESEARCH, INC.


                                By: /s/ WON SUK YANG
                                    ------------------------------------------
                                    Won Suk Yang
                                    Senior Vice President and Chief Financial
                                    Officer

                                 EXHIBIT INDEX
                                 -------------


Exhibit
  No.               Description of Exhibit
-------             ----------------------

60                  Press Release, dated April 28, 1997.